                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                          ---------------------------

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)

                               AMREP Corporation
                     ------------------------------------
                               (Name of Issuer)

                                 Common Stock
                       --------------------------------
                        (Title of Class of Securities)

                                   032159105
                               ----------------
                                (CUSIP Number)

                               Nick G. Karabots
                                 P. O. Box 736
                          Fort Washington, PA  19034
                                (215) 643-5800
      ------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              September 15, 1994
                    ---------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                             Page 1 of 10 pages

CUSIP No. 032159105                                          Page 2 of 10 pages


- -------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Nick G. Karabots  ###-##-####

- -------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)[  ]

                                                                       (b)[  ]
- -------------------------------------------------------------------------------
3.   SEC USE ONLY

- -------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

              AF, PF, OO
- -------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

- -------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION


                United States
- -------------------------------------------------------------------------------

                         7.  SOLE VOTING POWER

  NUMBER OF                   2,227,103
    SHARES              -------------------------------------------------------
 BENEFICIALLY            8.  SHARED VOTING POWER
   OWNED BY
     EACH                     0
REPORTING PERSON        -------------------------------------------------------
     WITH                9.  SOLE DISPOSITIVE POWER

                              2,227,103
                        -------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER

                              0
- -------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                2,227,103
- -------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

                                                                          [  ]
- -------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                30.5%
- -------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

                IN
- -------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 032159105                                          Page 3 of 10 pages


- -------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Glendi Publications, Inc.         59-2235938

- --------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a)[  ]
                                                                        (b)[  ]
- -------------------------------------------------------------------------------
3.   SEC USE ONLY

- -------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

                AF, WC, OO
- -------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

- -------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
- -------------------------------------------------------------------------------
                         7.  SOLE VOTING POWER

  NUMBER OF                   930,190
    SHARES              -------------------------------------------------------
 BENEFICIALLY            8.  SHARED VOTING POWER
   OWNED BY
     EACH                     0
REPORTING PERSON        -------------------------------------------------------
     WITH                9.  SOLE DISPOSITIVE POWER

                              930,190
                        -------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER

                              0
- -------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                930,190
- -------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

                                                                          [  ]
- -------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                12.7%
- -------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

                CO
- -------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 032159105                                          Page 4 of 10 pages


       This Amendment No. 6 to Schedule 13D ("Amendment No. 6") amends and supplements the prior statement on Schedule 13D (the "Statement") as filed by Mr. Karabots on Amendment No. 5 to Schedule 13D dated June 2, 1994, Amendment No. 4 to Schedule 13D dated March 1, 1994 and Amendment No. 3 to Schedule 13D dated January 31, 1994, which Amendment No. 3 to Schedule 13D amended and restated the entire text of the statement on Schedule 13D dated August 4, 1993, as amended by Amendment No. 1 dated December 22, 1993 and Amendment No. 2 dated January 21, 1994 relating to the Common Stock, $.10 par value, of AMREP Corporation, an Oklahoma corporation. In the event that any disclosure contained in this Amendment No. 6 is inconsistent with the disclosures contained in the Statement, the disclosures contained herein shall supersede such inconsistent disclosures from the date of this Amendment No. 6.


Item 2.  Identity and Background

     Item 2 of the Statement is hereby amended and restated in its entirety as follows:

     This Statement is being filed by Nick G. Karabots ("Mr. Karabots") and Glendi Publications, Inc., a Delaware corporation ("Glendi"). Prior to September 6, 1994, Glendi was known as SLC Graphics, Inc. ("SLC").

     Mr. Karabots' principal business address is P.O. Box 736, Fort Washington, PA 19034. His principal occupation is owning and operating businesses, primarily in the fields of printing, publishing and real estate development. Mr. Karabots is a United States citizen.

     Glendi's principal business address is P.O. Box 736, Fort Washington, PA 19034, and its principal business is magazine publishing. Mr. Karabots is the sole stockholder, sole director and chief executive officer of Glendi.

     During the last five years, none of the persons named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 032159105                                          Page 5 of 10 pages


Item 3.  Source and Amount of Funds or Other Consideration

     Item 3 of the Statement is hereby amended by adding three new paragraphs following the last paragraph of Item 3 as follows:

     Mr. Karabots acquired beneficial ownership of an aggregate of 56,000 shares of Common Stock of the Corporation through open market purchases made by Glendi between June 3, 1994 and September 14, 1994 for an aggregate purchase price of $409,476.50. Glendi made these purchases using general corporate funds.

     Glendi took title to 400,000 shares of Common Stock of the Corporation on August 31, 1994 by transfer from Mr. Karabots.

     Mr. Karabots acquired beneficial ownership of 301,990 shares (the "Kane-Miller Shares") of Common Stock of the Corporation held by Kane-Miller Corp., a Delaware corporation ("Kane-Miller"), when Glendi entered into a Memorandum of Agreement to Sell Stock with Kane-Miller on September 15, 1994 (the "Sale Agreement"), a copy of which is attached hereto as Exhibit E and incorporated herein by reference. Glendi acquired the Kane-Miller Shares on September 19, 1994 in accordance with the Sale Agreement for a total purchase price of $2,415,920, using a combination of corporate funds and the corporate funds of affiliated companies wholly owned by Mr. Karabots.


Item 5.  Interest in Securities of the Issuer

     Item 5 of the Statement is hereby amended by deleting paragraphs (a), (b) and (c) thereof and substituting therefor the following:

     (a) Mr. Karabots beneficially owns all of the 2,227,103 shares of the Common Stock reported on this Statement, which shares represent approximately 30.5% of the outstanding shares of the Common Stock./1/ Mr. Karabots owns 776,913 of such shares of the Common Stock directly, he owns 930,190 of such shares indirectly through Glendi, and he owns the remaining 520,000 of such shares indirectly through other corporations of which he is the sole shareholder, sole director and chief executive officer, none of which corporations individually owns five percent or more of the outstanding shares of the Common Stock.

     (b) Mr. Karabots has sole voting and sole dispositive power as to all of the 2,227,103 shares of the Common Stock reported on this Statement. Glendi also has sole voting and sole dispositive power as to 930,190 of such shares.


- ---------------------------
/1/ The percentage of outstanding shares of the Common Stock was calculated with reference to the shares outstanding as of July 20, 1994, as reported in the Corporation's Annual Report on Form 10-K for the fiscal year ended April 30, 1994.

CUSIP No. 032159105                                          Page 6 of 10 pages


     (c) Glendi has purchased 56,000 shares of the Common Stock on the open market since June 2, 1994, as set forth on Annex I hereto. Glendi took title to 400,000 shares of the Common Stock from Mr. Karabots on August 31, 1994.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 of the Statement is hereby amended by adding a new paragraph following the fourth paragraph of Item 6 as follows.

     On September 15, 1994, Glendi and Kane-Miller entered into the Sale Agreement, which provided for the purchase of the Kane-Miller Shares by Glendi at a price of eight dollars per share or a total purchase price of $2,415,920. The purchase of the Kane-Miller Shares pursuant to the Sale Agreement was consummated on September 19, 1994.


Item 7.  Material to be Filed as Exhibits

     Item 7 of the Statement is hereby amended by adding a new paragraph following the last paragraph of Item 7 as follows:

     E. Memorandum of Agreement to Sell Stock, dated September 13, 1994 (signed by Glendi on September 15, 1994), between Kane-Miller Corp. and Glendi Publications, Inc.

CUSIP No. 032159105                                          Page 7 of 10 pages


                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    September 19, 1994                      /s/ Nick G. Karabots
 -------------------------                  ----------------------------------
        Date                                Nick G. Karabots

CUSIP No. 032159105                                          Page 8 of 10 pages


                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           GLENDI PUBLICATIONS, INC.


    September 19, 1994                     By:  /s/ Nick G. Karabots
 -------------------------                    --------------------------------
        Date                               Name: Nick G. Karabots
                                           Title:  Chairman

CUSIP No. 032159105                                          Page 9 of 10 pages


                                    ANNEX I

            OPEN MARKET PURCHASES OF COMMON STOCK OF THE CORPORATION
                               SINCE JUNE 2, 1994


                     Person
                   Effecting     Nature of      Number of  Price Per
      Date        Transaction   Transaction      Shares      Share
 June 7, 1994        Glendi       Purchase        7,000      $7.75

 June 29, 1994       Glendi       Purchase        5,000      $7.00

 June 29, 1994       Glendi       Purchase        2,500      $7.00

 July 5, 1994        Glendi       Purchase       25,000      $7.00

 July 11, 1994       Glendi       Purchase       11,000      $7.75

 July 19, 1994       Glendi       Purchase        5,500      $7.723


CUSIP No. 032159105                                          Page 10 of 10 pages


                                 EXHIBIT INDEX

Exhibit                                                             Page No.
- -------                                                             --------
Memorandum of Agreement to Sell Stock, dated September 13, 1994
(signed by Glendi on September 15, 1994), between Kane-Miller Corp.
and Glendi Publications, Inc.                                           11